

January 2, 2014

<u>Via e-mail</u>
Mr. Carlos E. Galvez Pinillos
Chief Financial Officer
Buenaventura Mining Company, Inc.
Carlos Villaran 790
Santa Catalina, La Victoria,
Lima 13, Peru

> **Re: Buenaventura Mining Company, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-14370**

Dear Mr. Galvez Pinillos:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/Craig Arakawa for

     Tia L. Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel, and
     Mining